

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2012

Via E-mail
Mr. John P. Keefe
Chief Executive Officer
Dr. Tattoff, Inc.
8500 Wilshire Boulevard, Suite 105
Beverly Hills, California 90211

> **Re:** **Dr. Tattoff, Inc.**
> **Amendment No. 1 to Form 10-12g**
> **Filed December 23, 2011**
> **File No. 000-52836**

Dear Mr. Keefe:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your revised disclosure and response to comment one of our letter dated December 13, 2011. Please revise your discussion of Competition beginning on page three to address why you believe other practice management companies are not your competitors, consistent with your response.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 28

2. Please revise this section to include the sentence "Linda G. Williams and Helen M. Carroll are authorized signatories for the trustee" from your response.

Notes to Financial Statements, page F-8

Note 1. Organization and Nature of Operations, page F-8

Reorganization Program and Troubled Debt Restructuring, page F-8

3. We note in your response to comment eight of our letter dated December 13, 2011 that the Company did not treat the restructuring transactions with existing investors as capital transactions unless the investor was a related party. Please revise your Related Party Transactions footnote on page F-21 to identify and quantify each troubled debt restructuring transaction with related party existing investors that comprise the amounts recorded as capital transactions on page F-10. Refer to ASC 850-10-50.

Note 7. Related Party Transactions, page F-21

Management Agreement, page F-21

4. We note in your response to comment 11 of our letter of our letter dated December 13, 2011 that your general and administrative expenses not only include costs of providing services under the MSA, but also include substantial additional expenses that are generally unrelated to the services provided under the MSA. For each period presented, please separately quantify for us your MSA and non-MSA general and administrative expenses. Also quantify for us the net profit or (loss) on your MSA operations for each period presented.

5. We note your response to comment six of our letter dated November 1, 2011, and comment 11 of our letter of our letter dated December 13, 2011. Please tell us if the fair market value of the services provided by the Company under the agreement is representative of the Company's total direct costs of providing the services under the MSA as recorded in your financial statements and, if not, identify and quantify for us any significant differences between the total direct costs recorded in your financial statements and the fair market value of the services provided by the Company under the agreement.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Alper at (202) 551-3329 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Terrence Childers, Esq.